VIA EDGAR

July 6, 2012

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendments to Register New Direct Shares for the JPMorgan Prime Money Market Fund, JPMorgan U.S. Government Money Market Fund, JPMorgan U.S. Treasury Plus Money Market Fund and JPMorgan Tax Free Money Market Fund

•	JPMorgan Trust I (Registration Nos. 333-103022 and 811-21295) – Post-Effective Amendment No. 85, filed May 14, 2009
•	JPMorgan Trust II (Registration Nos. 2-95973 and 811-4236) – Post-Effective Amendment No. 106, filed May 14, 2009

Dear Mr. O’Connor:

Pursuant to your request, this letter is provided in response to comments that you provided to me on July 1, 2009 concerning the post-effective amendments referenced above for JPMorgan Trust I and JPMorgan Trust II (the “Trusts”). The following is a summary of your comments, as well as our responses on behalf of each Trust. Each one of your comments is repeated below, followed by the response. Please let me know if you have any questions concerning our response.

Fund Summary – Principal Investment Strategies and Risks

1.	Comment: Please confirm that the required disclosure from Item 2 (c)(1)(iii) concerning the fact that the Funds are not deposits of any bank is included prominently.

Response: As we discussed, the disclosure is included in a box which we believe highlights the disclosure appropriately and sufficiently.

How Your Account Works

2.	Comment: Under “Buying Fund Shares”, the prospectus provides as follows:

You will pay the next NAV per share calculated after the JPMorgan Institutional Funds Service Center accepts your order.

Please replace the word “accepts” with the term “receives in good order.”

Response: The Trusts respectfully submit that the term “accepted” is not inconsistent with the Investment Company Act of 1940, as amended and believes that a sufficient explanation of the term is included in the Prospectus. The word “accepts” rather than “receives in good order” was chosen to clarify for prospective investors that a Fund has the right to reject purchase orders if the prospective investor fails to comply with the account application, form of payment, and other requirements described in the prospectus. The prospectus contains detailed disclosure concerning the form of payment and account documentation that a prospective investor must provide in order for a purchase order to be “accepted.” In addition, the prospectus discloses that purchase orders may be rejected at any time.

In addition, the Trusts are concerned that changing the language may undermine provisions in the prospectus designed to protect the Funds and their shareholders, as well as comply with existing law. As a result, the Trusts respectfully decline to revise the disclosure.

We acknowledge the following on behalf of each Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 614-248-7598.

Very truly yours

/s/ Elizabeth A. Davin
Elizabeth A. Davin, Esq.